The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

January 5, 2012

Enerplus Achieves 2011 Exit Production Guidance

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce we have achieved our exit production forecast for 2011 averaging approximately 82,000 BOE/day during the last two weeks of December.

Throughout the fourth quarter of 2011, Enerplus continued to see significant success from our drilling, completions and optimization activities executed in both Canada and the U.S. Our Bakken/tight oil resource play has achieved significant production increases throughout 2011, from 13,500 BOE/day at the start of the year, to 17,000 BOE/day as we exited with the majority of this increase coming from the Fort Berthold region. Our Marcellus production continued to grow through the year to 25 MMcf/day as we exited 2011. This was despite the sale of approximately 6.5 MMcf/day of natural gas that occurred in mid-2011 as part of a strategic rationalization of a portion of our interests realizing gross proceeds of approximately $570 million. Subsequent to the sale, we continue to hold a significant operated and non-operated lease position of 110,000 acres.

In Canada, we continue to be pleased with not only the stability of our base production performance but also with the results of our recent drilling activities. Daily production averaged close to 61,000 BOE/day as we exited 2011, ahead of our expectations. Based upon the timing of the build in production volumes throughout 2011, we estimate that Enerplus' total annual production will have averaged between 75,000 - 76,000 BOE/day for 2011. Detailed information on our plans for 2012 will be released in the coming weeks.

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation